Mail Stop 0306



February 15, 2005




Mr. F. Paul Broyer
Chief Financial Officer
Candela Corporation
530 Boston Post Road
Wyland, Massachusetts 01778

	Re:	Candela Corporation
		Form 10-K for the fiscal year ended July 3, 2004
		Filed 9/15/04
      Form 10-Q for the Period Ending October 2, 2004
		File No. 0-14742

Dear Mr. Broyer:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the period ending July 3, 2004

Managements Discussion and Analysis - Page 19

Results of Operations - Page 22

Fiscal Year Ended June 28, 2003 Compared to Fiscal Year Ended June 29, 2002 - Page 23

1. We note that you attribute the increase in laser and other product revenue from fiscal 2002 to 2003 to increases in unit sales and the average selling price of the GentleLase, Smoothbeam and Vbeam products. Where changes in revenues are related to several factors each significant factor should be separately quantified and discussed. Please revise in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-X
2. We note that gross profit has increased from 44% in fiscal 2002 to
48% in fiscal 2003 and to 49% in fiscal 2004. In future filings, please revise to provide more details of significant trends that may impact net sales as required by Item 303(a)(3)(ii) of Regulation S-K.
Please also indicate the reasons for the changes in profit margins and whether these trends are expected to continue.
3. We note that you attribute the decrease in selling, general and administrative expense due primarily to the reimbursement of legal expense relating to the "PSS dispute" settled in fiscal 2003. Supplementally and in future filings, please explain the nature of the PSS dispute, quantify the reimbursement and clarify the accounting treatment.
Notes to Financial Statements - Page F-7
Revenue Recognition - Page F-9
4. In future filings, please expand your disclosure to clarify your revenue recognition policy in regards to return policies, post shipment obligations, installation, training, customer acceptance and warranties. In addition, credits, discounts, price protection or other sales incentives and any unusual arrangements with third party distributors should also be addressed.




Form 10-Q for the Period Ending October 2, 2004

Note 10. Commitments and Contingencies - Page 11

5. We reference the discussion in Note 10 on page 11 that the Company believes that it has made all payments that it was required to make under the Amended and Restated License Agreement. Tell us the reason that $2 million was subsequently deposited in an escrow fund and the basis for not recording any of these amounts to expense. Management`s Discussion and Analysis - Page 12

Discontinued Operations - Page 14

6. We note that Candela accrued $3 million of future occupancy costs in connection with the closure of the Boston skin care center and that the landlord has notified you that it has re-let the premises.
You indicate the accrual has not been reversed at this time because the potential economic benefits are not yet known.
Supplementally,
please explain in detail why the economic benefits are not known. Clarify when Candela was notified and provide details of the GAAP basis for not adjusting the accrual for the future occupancy costs.
Refer to SFAS 144 and 146. In addition, tell us the nature of the additional liability for deferred gift certificate revenue discussed on page 7. Future filings should also clarify whether these operations will be sold of if they have been ceased or abandoned.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1791 with any other questions

							Sincerely,


							Brian Cascio
							Accounting Branch Chief

F. Paul Broyer
Candela Corporation
February 15, 2005
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